Exhibit 99.2

Ron Zwanziger

148 Dartmouth Street

Newton, MA 02465

September 15, 2014

Gregg J. Powers, Chairman of the Board

Alere Inc.

51 Sawyer Road, Suite 200

Waltham, MA 02453

Re: Offer to Acquire Alere at $46/share

Dear Gregg:

After two months, Dave, Jerry and I have concluded that we can indeed finance an offer to acquire Alere. Having had discussions with multiple parties, our offer is $46/share, a premium of 30% over the average of the closing prices for the past month..

The way we will operate Alere going forward has had an excellent reception. So, we can offer the buyout price of $46/share and we may be able to raise it further when we finalize a formal fully financed offer at the end of a month of customary due diligence by us and by our equity and debt financing sources. The common theme of the financing sources is that they have followed us for a considerable period of time.

In our discussions with financing sources, we have used Wall Street consensus estimates and provided our view of how we would run the business going forward. We and our financing sources now need access to current data in order to provide a formal fully financed offer. From the questions we have been asked, we believe the data request will not be onerous and the material will be readily available.

Given the seriousness and attractiveness of this offer and the commitment you have made to shareholders to create enhanced shareholder value, we look forward to your positive response by September 21, 2014, agreeing to commence the due diligence period immediately.

We look forward to cooperating with you to create and deliver a very substantial increase in shareholder value through this offer.

Best regards,

/s/ Ron Zwanziger
Ron Zwanziger